SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934



Date: July 2, 2003                           File Number: 0-31384



                         BELL CANADA INTERNATIONAL INC.
                 (Translation of Registrant's name into English)


1000, rue de La Gauchetiere Ouest, Bureau 1200, Montreal, Quebec H3B 4Y8,

                     (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


            Form 20-F ________                   Form 40-F ____X_____


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


            Yes ________                          No  ___X____



If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

NEWS RELEASE


                             FOR IMMEDIATE RELEASE


       AMENDMENT TO CLASS ACTION LAWSUIT FILED BY A BCI COMMON SHAREHOLDER


MONTREAL (CANADA) June 30, 2003 - Bell Canada International Inc. ("BCI") today announced that Mr. Wilfred Shaw has filed an amended statement of claim in connection with the $1 billion lawsuit originally filed on September 27, 2002, against BCE Inc. and BCI. This follows the decision of the Ontario Superior Court of Justice, on May 9, 2003, dismissing Mr. Shaw's original motion for certification of the lawsuit as a class action and striking out the original statement of claim as disclosing no reasonable cause of action.

The plaintiff again seeks Court approval to proceed by way of class action, on behalf of all persons who owned BCI common shares on December 3, 2001, in connection with the issuance of BCI common shares on February 15, 2002 pursuant to BCI's Recapitalization Plan and the implementation of BCI's Plan of Arrangement approved by the Ontario Superior Court of Justice on July 17, 2002.

BCI remains of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions to vigorously defend its position.

BCI is operating under a court supervised Plan of Arrangement, pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company. BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.



Certain statements made in this press release describing BCI's intentions, expectations or predictions are forward-looking and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. For additional information with respect to risk factors relevant to BCI, see the reports on Forms 6-K and 40-F filed by BCI with the United States Securities and Exchange Commission, as well as the Annual Information Form filed with Canadian securities commissions. BCI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information:
Howard N. Hendrick
Executive Vice-President and Chief Financial Officer
Tel: (514) 392-2260
howard.hendrick@bci.ca

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    BELL CANADA INTERNATIONAL INC.


Date: July 2, 2003                  [Signed:  Graham E. Bagnall]
                                    -------------------------------------
                                    Name: Graham E. Bagnall
                                    Title: Vice-President and Comptroller